Exhibit 12

TXU CORP.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES,
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Year Ended December 31,
	2006	2005	2004	2003	2002
		Million of Dollars, Except Ratios

EARNINGS:
Income from continuing operations before extraordinary gain/(loss)
and cumulative effect of changes in accounting principles	$2,465	$1,775	$81	$566	$105
Add: Total federal income taxes	1,263	632	42	252	77
Fixed charges (see detail below)	907	856	761	859	763
Preferred dividends of subsidiaries	_-	3	2	5	9
Total earnings	$4,635	$3,266	$886	$1,682	$954

FIXED CHARGES:
Interest expense	$877	$817	$705	$791	696
Rentals representative of the interest factor	30	39	56	68	67
Fixed charges deducted from earnings	907	856	761	859	763
Preferred dividends of subsidiaries (pretax)*	-	4	3	7	16
Total fixed charges	907	860	764	866	779

Preference dividends of registrant (pretax)*	-	14	33	32	38

Fixed charges and preference dividends	$907	$874	$797	$898	$817

RATIO OF EARNINGS TO FIXED CHARGES	5.11	3.80	1.16	1.94	1.22

RATIO OF EARNINGS TO COMBINED FIXED
CHARGES AND PREFERENCE DIVIDENDS	5.11	3.74	1.11	1.87	1.17

*  Preferred/preference dividends multiplied by the ratio of pretax income to net income.